# Nasdaq Regulation

**Nasdaq**

**Arnold Golub**
Vice President
Deputy General Counsel

June 11, 2021

*By Electronic Mail*
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 9, 2021 The Nasdaq Stock Market (the "Exchange") received from Lakeshore Acquisition I Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, $0.0001 par
value, and three-quarters of one redeemable warrant

Ordinary shares included as part of the units

Redeemable Warrants included as part of the units, each whole
warrant exercisable for one ordinary share at an exercise
price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,